UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Matrixx Initiatives, Inc.
(Name of Subject Company (Issuer))

Wonder Holdings, Inc.
(Name of Filing Person - Offeror)
Wonder Holdings Acquisition Corp.
(Name of Filing Person - Offeror)
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
(Name of Filing Persons - Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$75,542,896	$5,386.21

(1)	Estimated for purposes of calculating the filing fee only. The valuation was estimated by multiplying the offer price of $8.00 per share by 9,442,862 shares of Matrixx Initiatives, Inc. common stock outstanding.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,388	Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 though 9 and 11
SIGNATURES
Exhibit Index

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wonder Holdings, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (the “Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, between Matrixx and Corporate Stock Transfer, Inc. (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 22, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”
          All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 though 9 and 11
          Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:
          (1) The second paragraph in the subsection titled “The Offer” in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated to read as follows:
“The Merger Agreement provides that the Offer will initially expire at 11:59 PM New York City time on January 24, 2011.”
          (2) The first paragraph in the subsection titled “Representations and Warranties” in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated to read as follows:
“The Merger Agreement contains representations and warranties made by Matrixx to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Matrixx. The representations, warranties and covenants set forth in the Merger Agreement (1) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (3) will not survive consummation of the Merger, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (6) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement.”
          (3) Section 15 — “Certain Conditions of the Offer” in the Offer to Purchase is amended and restated to read as follows:
“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance or payment for, subject to the restriction referred to above, any Shares tendered pursuant to the Offer if, on or prior to the Expiration Date, as it may be extended in accordance with the requirements of the Merger Agreement (or thereafter in relation to any condition dependent upon the receipt of government approvals):
•	the Minimum Tender Condition shall not have been satisfied;

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•	all waiting periods under the HSR Act shall not have expired or been terminated;

•	(A) certain of the representations and warranties of the Company set forth in the Merger Agreement (except for the representations and warranties referred to in clauses (B) and (C) below) shall not be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth in such representations and warranties) and the failure or failures of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth in such representations and warranties) has had a Company Material Adverse Effect or (B) the representations and warranties of the Company set forth in Section 5.1(f)(ii) of the Merger Agreement, which relates to the absence of an event that has had or would be reasonably likely to have a Company Material Adverse Effect, shall not be true and correct in all respects, and (C) the representations and warranties of the Company set forth in Sections 5.1(j) and (u) of the Merger Agreement, which relate to the applicability of anti-takeover statutes to the transactions contemplated by the Merger Agreement and the use of brokers and finders, shall not be true and correct in all material respects, in the case of each of clauses (A), (B) and (C) above as of the date of the Agreement and as of the Expiration Date as if made at and as of such date (except to the extent any such representations and warranties speak as of a specified date, in which case only as of such specified date);

•	Matrixx has failed to perform and comply in all material respects with its obligations, agreements and covenants under the Merger Agreement;

•	Matrixx has failed to deliver to Parent a certificate signed by an officer of Matrixx and certifying as to the satisfaction by Matrixx of the conditions specified in the foregoing two bullet points immediately above;

•	any governmental entity has taken any action which has the effect of making the acceptance for payment of the Shares in the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger. Parent and Purchaser must use reasonable best efforts, however, to oppose any such Order;

•	the Agreement is terminated in accordance with its terms;

•	the Tender Offer Extension Condition has occurred and the Offer, as extended because of the occurrence of such condition, has not expired (it being understood that the only effect of an occurrence of the Tender Offer Extension Condition is to postpone the Expiration Date in accordance with its terms and that such condition will be satisfied upon expiration of the extension period);

•	since the date of the Merger Agreement, there has occurred any change, event or occurrence that has had or would be reasonably likely to have a Company Material Adverse Effect; or

•	there has occurred any Change of Recommendation.
Except for the Tender Offer Extension Condition, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances (other than any action or inaction by Parent or Purchaser) giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (except for the Minimum Tender Condition and the Tender Offer Extension Condition, which may not be waived without the consent of Matrixx), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time until the Expiration Date, in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.”
          (4) The first paragraph of Section 18 — “Miscellaneous” in the Offer to Purchase is amended and restated to read as follows:

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“The Offer is being made to all holders of Shares other than the Company. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.”

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SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2011

WONDER HOLDINGS, INC.

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Attorney in Fact

WONDER HOLDINGS ACQUISITION CORP.

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By: H.I.G.-GPII, Inc.
Its: Manager

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Vice President and General Counsel

H.I.G.-GPII, INC.

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Vice President and General Counsel

SAMI W. MNAYMNETH

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Attorney in Fact

ANTHONY A. TAMER

By: Name:	/s/ Richard H. Siegel Richard H. Siegel
Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 22, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on December 22, 2010 in the New York Times.*

(a)(1)(G)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 22, 2010.*

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 29, 2010.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(2)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, between Matrixx Initiatives, Inc. and H.I.G. Middle Market LLC.*

(d)(3)	Limited Guarantee, dated as of December 14, 2010, made by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Matrixx Initiatives, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(4)	Equity Commitment Letter, dated as of December 14, 2010, from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.